Exhibit 99.1

PRESS RELEASE                                             Source: Hemosol Inc.

For immediate release

         HEMOSOL ANNOUNCES CLOSING OF REORGANIZATION AND CASH INFUSION

TORONTO, Ontario (May 3, 2004) - Hemosol Corp. (TSX: HML) today announced that the reorganization transaction involving Hemosol, its securityholders and MDS Inc. has been completed effective May 1, 2004. Under the arrangement, Hemosol has received a cash infusion of $16 million for a significant portion of its unused tax losses and other tax assets.

"We now have sufficient cash resources to proceed with a number of initiatives including implementing the novel Cascade plasma purification technology developed by ProMetic Life Sciences and the American Red Cross; further developing product candidates in our research pipeline, including HEMOLINK; and providing bio-manufacturing services to other biotech companies," said Lee Hartwell, Chief Executive Officer of Hemosol.

Shareholders of record at the close of business on May 7, 2004 will receive certificates representing common shares of Hemosol Corp. and Class A shares of LPBP Inc. in exchange for Hemosol Inc. shares.

Hemosol Corp. will trade on the Toronto Stock Exchange under the symbol HML and on the Nasdaq National Market under the symbol HMSL.


About Hemosol

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

Hemosol common shares are listed on The Nasdaq National Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol.


Contact:
Jason Hogan
Investor & Media Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com